Ivy Funds
100 Independence, 610 Market Street
Philadelphia, PA 19106-2354

January 19, 2024

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Ivy Funds (the “Registrant”) Registration Statement on Form N-14 File No. 333-276571

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-276571) relating to the proposed reorganizations of (i) Delaware Ivy Accumulative Fund, a series of the Registrant, and Delaware Select Growth Fund, a series of Voyageur Mutual Funds III, into Delaware Ivy Large Cap Growth Fund, a series of the Registrant; (ii) Delaware Mid Cap Growth Equity Fund, a series of Delaware Group Equity Funds IV, into Delaware Ivy Mid Cap Growth Fund, a series of the Registrant; (iii) Delaware Small Cap Growth Fund, a series of Delaware Group Equity Funds IV, into Delaware Ivy Small Cap Growth Fund, a series of the Registrant; (iv) Delaware High-Yield Opportunities Fund, a series of Delaware Group Income Funds, into Delaware Ivy High Income Fund, a series of the Registrant; (v) Delaware Global Equity Fund II, a series of the Registrant, into Delaware Ivy Global Growth Fund, a series of the Registrant; and (vi) Delaware International Equity Fund, a series of Delaware Group Global & International Funds, and Delaware International Equity Fund II, a series of the Registrant, into Delaware Ivy International Core Equity Fund, a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2024 (Accession No. 0001137439-24-000521).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Philadelphia and Commonwealth of Pennsylvania, on this 19th day of January, 2024.

Please direct questions or comments relating to this filing to Taylor Brody at (215) 564-8071, or in her absence, to Jonathan M. Kopcsik at (215) 564-8099.

Very truly yours,

/s/ Emilia P. Wang
Emilia P. Wang
Senior Vice President